UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 01, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 01 October 2025 entitled ‘Pro forma financials for VodafoneThree’.

1 OCTOBER 2025

Pro forma financials for VodafoneThree
On 31 May 2025, Vodafone Group Plc ('Vodafone' or 'the Group') completed the merger of Vodafone UK and Three UK. The combined business, VodafoneThree, is 51% owned by Vodafone and 49% by CK Hutchison Group Telecoms Holdings Limited ('CKHGT') and its results have been consolidated by the Group from that date.

To aid the comparison of VodafoneThree's FY26 results with prior periods, unaudited pro forma financial information for FY25 is provided below. This reflects 10 months of pro forma results from the merged business and two months of Vodafone UK on a standalone basis, reflecting that the merger completed part way through Vodafone's current financial year. There will be no change to the Group's statutory information for comparative periods, which will remain as previously disclosed.

	VodafoneThree pro forma

UK financial results1	Q12	Q2	H1	Q3	Q4	H2	FY25
	€m	€m	€m	€m	€m	€m	€m
Total revenue	1,937	2,578	4,515	2,720	2,501	5,221	9,736
Service revenue	1,624	2,047	3,671	2,088	2,039	4,127	7,798
Adjusted EBITDAaL			849			1,007	1,856
Adjusted EBITDAaL margin			18.8%			19.3%	19.1%

	Vodafone Group: Including VodafoneThree pro forma

Vodafone Groupfinancial results1	Q12	Q2	H1	Q3	Q4	H2	FY25
	€m	€m	€m	€m	€m	€m	€m
Total revenue	9,284	10,059	19,343	10,666	10,106	20,772	40,115
Service revenue	7,660	8,229	15,889	8,510	8,270	16,780	32,669
Adjusted EBITDAaL			5,553			5,677	11,230
Adjusted EBITDAaL margin			28.7%			27.3%	28.0%
1.     Unaudited pro forma results for the merged business have been translated into euro at exchange rates used to prepare the Group's FY25 Annual Report.
2.     Includes two months of Vodafone UK on a standalone basis and one month of pro forma results from the merged VodafoneThree business.

Adjusted EBITDAaL reconciliation

FY25
€m
Vodafone UK standalone	1,558
Three UK standalone3	640
Reporting period adjustments4	(106)
Adjustments5	(236)
VodafoneThree	1,856
3.     EBITDA of £541 million as reported in Three UK's 2024 statutory results on a euro equivalent basis.
4.     Reflecting change in financial year (from January-December to April-March) and the fact that Three UK will only be consolidated for 10 months in FY26.
5.     Adjustments primarily relating to commission costs (previously capitalised by Three UK) and lease and related interest costs that are now included in Adjusted EBITDAaL.

Notes
i.   The unaudited pro forma view of the Group's FY25 financial results has been prepared for illustrative purposes only and shows a hypothetical situation and, therefore, does not represent the actual financial position or results of the Group if the merger of Vodafone UK and Three UK had occurred on 31 May 2024. The unaudited pro forma financial information reflects adjustments to present the financial results of Three UK under Vodafone's accounting policies and certain other pro forma adjustments. The unaudited pro forma view of the FY25 financial results may not give a true picture of our financial results nor is it indicative of the results that may, or may not, be expected to be achieved in the future.

The unaudited pro forma view has not been prepared in accordance with Regulation S-X under the United States Securities Exchange Act of 1934, and accordingly should not be relied upon as if it had been carried out in accordance with those requirements.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 01, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary